FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Davis, K. Michael**	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)	
			☐ Director	☐ 10% Owner
			X Officer (give title below)	☐ Other (specify below)
(Last) (First) (Middle) **FPL Group, Inc.** **9250 West Flagler Street**	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year **April 30, 2003**	(1)	
			7. Individual or Joint/Group Filing (Check Applicable Line)	
(Street) **Miami, FL 33174**		5. If Amendment, Date of Original (Month/Day/Year)	**X** Form filed by One Reporting Person	
(City) (State) (Zip)			☐ Form filed by More than One Reporting Person	

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price			
Common Stock	**4/30/03**	**- -**	**I**		**4,414.4191**	**D**	**$60.87**	**0**	**I**	**By Thrift Plans Trust**
Common Stock	(2)	**- -**	**J**	**V**	**17.069**	**A**	(2)	**1,648.556**	**I**	**By Wife**
Common Stock	(2)	**- -**	**J**	**V**	**64.792**	**A**	(2)	**15,441.61** (3)	**D**	

FORM 4 (continued)		**Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)**													
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	3A. Deemed Execu-tion Date, if any (Month/ Day/ Year	4. Trans-action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) Controller and Chief Accounting Officer of FPL Group, Inc.; Vice President, Accounting, Controller and Chief Accounting Officer of Florida Power & Light Company (subsidiary of Issuer).

(2) Reinvestment of dividends under FPL Group, Inc. Dividend Reinvestment and Common Share Purchase Plan from 1/01/03 to 3/15/03 at prices ranging from $54.20 to $63.40, exempt under Rule 16a-11.

(3) Receipt of 5,184 shares deferred until Mr. Davis' retirement.

DENNIS P. COYLE
Signature of Reporting Person

May 1, 2003
Date